# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dave & Buster's Entertainment, Inc., CIK 0001525769
CUSIP: 238337109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2481 MANANA DRIVE, DALLAS, Texas (TX), 75220
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0000921895-19-003044
Filed by CIK 0001676292
Persons authorized to receive notices and communications: SCOTT I. ROSS, HILL PATH CAPITAL LP, 150 East 58th Street, 33rd Floor, New York, New York (NY), 10155, (212) 632-5420

## Reporting persons
- Hill Path Capital Partners LP (CIK 0001661914): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,095,246; shared voting power 0; sole dispositive power 2,095,246; shared dispositive power 0; aggregate amount beneficially owned 2,095,246 (5.4% of the class)
- Hill Path Capital Partners II LP (CIK 0001756658): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,869,527; shared voting power 0; sole dispositive power 2,869,527; shared dispositive power 0; aggregate amount beneficially owned 2,869,527 (7.5% of the class)
- Hill Path Capital Co-Investment Partners LP (CIK 0001661913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 53,231; shared voting power 0; sole dispositive power 53,231; shared dispositive power 0; aggregate amount beneficially owned 53,231 (0.1% of the class)
- Hill Path D Fund LP (CIK 0001839267): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 156,760; shared voting power 0; sole dispositive power 156,760; shared dispositive power 0; aggregate amount beneficially owned 156,760 (0.4% of the class)
- Hill Path G Fund LP (CIK 0001950843): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,293,990; shared voting power 0; sole dispositive power 1,293,990; shared dispositive power 0; aggregate amount beneficially owned 1,293,990 (3.4% of the class)
- Hill Path J Fund LP (CIK 0001950634): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 650,501; shared voting power 0; sole dispositive power 650,501; shared dispositive power 0; aggregate amount beneficially owned 650,501 (1.7% of the class)
- Hill Path Capital Partners GP LLC (CIK 0001676386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,148,477; shared voting power 0; sole dispositive power 2,148,477; shared dispositive power 0; aggregate amount beneficially owned 2,148,477 (5.6% of the class)
- Hill Path Capital Partners II GP LLC (CIK 0001826029): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,869,527; shared voting power 0; sole dispositive power 2,869,527; shared dispositive power 0; aggregate amount beneficially owned 2,869,527 (7.5% of the class)
- HP D GP LLC (CIK 0001926241): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 156,760; shared voting power 0; sole dispositive power 156,760; shared dispositive power 0; aggregate amount beneficially owned 156,760 (0.4% of the class)
- HP G GP LLC (CIK 0001950844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,293,990; shared voting power 0; sole dispositive power 1,293,990; shared dispositive power 0; aggregate amount beneficially owned 1,293,990 (3.4% of the class)
- HP J GP LLC (CIK 0001950630): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 650,501; shared voting power 0; sole dispositive power 650,501; shared dispositive power 0; aggregate amount beneficially owned 650,501 (1.7% of the class)
- Hill Path Investment Holdings LLC (CIK 0001676389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,148,477; shared voting power 0; sole dispositive power 2,148,477; shared dispositive power 0; aggregate amount beneficially owned 2,148,477 (5.6% of the class)
- Hill Path Investment Holdings II LLC (CIK 0001826028): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,970,778; shared voting power 0; sole dispositive power 4,970,778; shared dispositive power 0; aggregate amount beneficially owned 4,970,778 (12.9% of the class)
- Hill Path Capital LP (CIK 0001676292): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (18.5% of the class)
- Hill Path Holdings LLC (CIK 0001676388): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (18.5% of the class)
- ROSS SCOTT I (CIK 0001549220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (18.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Dave & Buster's Entertainment, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 30, 2025, the Issuer, James Chambers, Scott I. Ross and Hill Path entered into a Letter Agreement (the "Letter Agreement").

Pursuant to the Letter Agreement, the Issuer agreed that the board of directors (the "Board") would appoint Scott I. Ross of Hill Path (the "Designee", and together with James Chambers, the "Designees") to the Board effective January 30, 2025, and to nominate the Designees for election to the Board at its 2025 annual stockholder meeting (the "2025 Annual Meeting").

Under the Letter Agreement, Hill Path agreed to vote its shares at the 2025 Annual Meeting (i) in favor of the Issuer's director nominees, (ii) in a manner consistent with the recommendations of the Board with respect to the approval of the Issuer's proposals regarding (a) the omnibus incentive plan, (b) executive compensation, and (c) the appointment of the Board's recommended independent auditor, and (iii) against any third-party nominations or proposals not recommended by the Board. In connection with the foregoing, until the end of the 2025 Annual Meeting, Hill Path agreed not to transfer any voting rights in respect of any of its shares unless and until it transfers beneficial ownership of such shares.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,502,886 Shares outstanding, as of December 6, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2024.

A. Hill Path Capital
As of the close of business on the date hereof, Hill Path Capital beneficially owned directly 2,095,246 Shares.

Percentage: Approximately 5.4%

B. Hill Path Capital II
As of the close of business on the date hereof, Hill Path Capital II beneficially owned directly 2,869,527 Shares.

Percentage: Approximately 7.5%

C. Hill Path Co-Investment
As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned directly 53,231 Shares.

Percentage: Less than 1%

D. Hill Path D
As of the close of business on the date hereof, Hill Path D beneficially owned directly 156,760 Shares.

Percentage: Less than 1%

E. Hill Path G
As of the close of business on the date hereof, Hill Path G beneficially owned directly 1,293,990 Shares.

Percentage: Approximately 3.4%

F. Hill Path J
As of the close of business on the date hereof, Hill Path J beneficially owned directly 650,501 Shares.

Percentage: Approximately 1.7%

G. Hill Path GP
Hill Path GP, as the general partner of each of Hill Path Capital and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 5.6%

H. Hill Path GP II
Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,869,527 Shares owned by Hill Path Capital II.

Percentage: Approximately 7.5%

I. HP D GP
HP D GP, as the general partner of Hill Path D, may be deemed the beneficial owner of the 156,760 Shares owned by Hill Path D.

Percentage: Less than 1%

J. HP G GP
HP G GP, as the general partner of Hill Path G, may be deemed the beneficial owner of the 1,293,990 Shares owned by Hill Path G.

Percentage: Approximately 3.4%

K. HP J GP
HP J GP, as the general partner of Hill Path J, may be deemed the beneficial owner of the 650,501 Shares owned by Hill Path J.

Percentage: Approximately 1.7%

L. Hill Path Investment Holdings
Hill Path Investment Holdings, as the managing member of Hill Path GP, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 5.6%

M. Hill Path Investment Holdings II
Hill Path Investment Holdings II, as the managing member of each of Hill Path GP II, HP D GP, HP G GP and HP J GP, may be deemed the beneficial owner of the (i) 2,869,527 Shares owned by Hill Path Capital II, (ii) 156,760 Shares owned by Hill Path D, (iii) 1,293,990 Shares owned by Hill Path G and (iv) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 12.9%

N. Hill Path
Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 18.5%

O. Hill Path Holdings
Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 18.5%

P. Mr. Ross
Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 18.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hill Path Capital
1. Sole power to vote or direct vote: 2,095,246
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,095,246
4. Shared power to dispose or direct the disposition: 0

B. Hill Path Capital II
1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

C. Hill Path Co-Investment
1. Sole power to vote or direct vote: 53,231
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,231
4. Shared power to dispose or direct the disposition: 0

D. Hill Path D
1. Sole power to vote or direct vote: 156,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,760
4. Shared power to dispose or direct the disposition: 0

E. Hill Path G
1. Sole power to vote or direct vote: 1,293,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,293,990
4. Shared power to dispose or direct the disposition: 0

F. Hill Path J
1. Sole power to vote or direct vote: 650,501
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 650,501
4. Shared power to dispose or direct the disposition: 0

G. Hill Path GP
1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

H. Hill Path GP II
1. Sole power to vote or direct vote: 2,869,527
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,869,527
4. Shared power to dispose or direct the disposition: 0

I. HP D GP
1. Sole power to vote or direct vote: 156,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,760
4. Shared power to dispose or direct the disposition: 0

J. HP G GP
1. Sole power to vote or direct vote: 1,293,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,293,990
4. Shared power to dispose or direct the disposition: 0

K. HP J GP
1. Sole power to vote or direct vote: 650,501
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 650,501
4. Shared power to dispose or direct the disposition: 0

L. Hill Path Investment Holdings
1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

M. Hill Path Investment Holdings II
1. Sole power to vote or direct vote: 4,970,778
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,970,778
4. Shared power to dispose or direct the disposition: 0

N. Hill Path
1. Sole power to vote or direct vote: 7,119,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,119,255
4. Shared power to dispose or direct the disposition: 0

O. Hill Path Holdings
1. Sole power to vote or direct vote: 7,119,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,119,255
4. Shared power to dispose or direct the disposition: 0

P. Mr. Ross
1. Sole power to vote or direct vote: 7,119,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,119,255
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 30, 2025, Hill Path, James Chambers, Scott I. Ross and the Issuer entered into the Letter Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter Agreement, dated January 30, 2025, among Dave & Buster's Entertainment, Inc., James Chambers, Scott I. Ross and Hill Path Capital LP.

## Signatures
- Hill Path Capital Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path Capital Partners II LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path Capital Co-Investment Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path D Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path G Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path J Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (02/03/2025)
- Hill Path Capital Partners GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings LLC, its Managing Member (02/03/2025)
- Hill Path Capital Partners II GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (02/03/2025)
- HP D GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (02/03/2025)
- HP G GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (02/03/2025)
- HP J GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (02/03/2025)
- Hill Path Investment Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (02/03/2025)
- Hill Path Investment Holdings II LLC: /s/ Scott Ross, Scott Ross, Managing Partner (02/03/2025)
- Hill Path Capital LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Holdings LLC, its General Partner (02/03/2025)
- Hill Path Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (02/03/2025)
- ROSS SCOTT I: /s/ Scott Ross, Scott Ross (02/03/2025)